                               FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof
           __________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                               AMENDMENT NO. 5 TO
                                  ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)
                              ____________________

                Date of end of last fiscal year: March 31, 2006

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered
________________________________________________________________________________
N/A                      N/A                                 N/A
________________________________________________________________________________

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                               Jennifer MacIntyre
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                             Christopher J. Cummings
                           Shearman & Sterling LLP
                       Commerce Court West, 199 Bay Street
                            Suite 4405, P.O. Box 247
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2006 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (i)    2007-08 First Quarter Ontario Finances

                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                       PROVINCE OF ONTARIO
                                       (Name of registrant)

August 17, 2007                        By:  /s/ Irene Stich
                                       ---------------------------------------------
                                       Name:    Irene Stich
                                       Title:   Director, Capital Markets Operations
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (i):     2007-08 First Quarter Ontario Finances

                                         EXHIBIT (i)

                                         2007-08 First Quarter Ontario Finances

ONTARIO FINANCES                                                                                            [ONTARIO LOGO]
2007-08 FIRST QUARTER                         QUARTERLY UPDATE - JUNE 30, 2007                         MINISTRY OF FINANCE
__________________________________________________________________________________________________________________________

___________________________________________________________________________________________________________________________
FISCAL SUMMARY                                                                               2007-08
                                                                            _______________________________________________
($ Millions)                                                    Actual            Budget           Current*         In-Year
                                                               2006-07             Plan            Outlook           Change
___________________________________________________________________________________________________________________________
Revenue                                                         90,397            91,503           92,086              583
Expense
   Programs                                                     79,297            82,030           82,269              239
   Interest on Debt                                              8,831             9,123            9,067              (56)
                                                      _____________________________________________________________________
Total Expense                                                   88,128            91,153           91,336              183
                                                      _____________________________________________________________________
Surplus / (Deficit) Before Reserve                               2,269               350              750              400
Reserve                                                              -               750              750                -
                                                      _____________________________________________________________________
SURPLUS / (DEFICIT)                                              2,269             (400)                0              400
___________________________________________________________________________________________________________________________
* First-quarter fiscal forecast as at June 30, 2007.
___________________________________________________________________________________________________________________________

INTRODUCTION

[Bar chart: Ontario's Fiscal Performance, Fiscal Balance ($ billions)]

The fiscal outlook is in line with the steady improvement in the Province's finances since 2003-04, resulting from a growing economy and the government's commitment to prudent and disciplined fiscal management.

The government has made great progress in restoring the Province's finances to a healthy state, particularly given that when the government came into office in
2003, an independent review of Ontario's finances concluded that the Province was on track to post a significant deficit in 2003-04, which has since been confirmed to have been $5.5 billion. In 2004-05 the deficit was reduced to
$1.6 billion, in 2005-06 Ontario posted a surplus of $0.3 billion, and the Public
Accounts of Ontario confirm a $2.3 billion surplus in 2006-07 - the government's second consecutive surplus. Through prudent and disciplined fiscal management, the government has been able to quickly eliminate the deficit while still making major investments in priority areas such as health, education, infrastructure, social services and postsecondary education. As a result, the Province of
Ontario is now on track to exceed its fiscal target for the fourth consecutive year.

2007-08 FISCAL OUTLOOK

First-quarter results indicate the fiscal outlook for 2007-08 has improved by
$400 million from the 2007-08 Budget Plan. The Province is now projecting a
$750 million surplus, or a balanced budget if the reserve is required. This improvement is primarily due to higher projected federal transfers and tax revenues, combined with lower expected interest on debt expense. In addition to balancing the budget, the government has been making strategic investments in climate change initiatives, child care, agriculture sector support and education, even in the face of an appreciating Canadian dollar, continuing high oil prices, higher interest rates and an easing in the pace of growth in the
U.S. economy. The Province's improved fiscal performance so far this year will also contribute to a further improvement in Ontario's debt-to-GDP ratio which is now projected at 18.5 per cent in 2007-08.

___________________________________________________________________________________________________________________
For further information contact                                   Ce rapport est disponible en français
Communications and Corporate Affairs Branch                       Pour plus de rensiegnements contactez
(416) 325-0333                                                    Direction des communications et des
Frost Building North, Queen's Park                                affaires ministérielles, (416) 325-0333
Toronto M7A 1Z1                                                   Édifice Frost Nord, Queen's Park, Toronto M7A 1Z1

This document is available on the Internet at: http://www.fin.gov.on.ca/english/budget/finances/2007/ofin071.htm

ONTARIO FINANCES                                                        RECENT DEVELOPMENTS
___________________________________________________________________________________________

MEDIUM-TERM FISCAL OUTLOOK

[Bar chart: Ontario's Medium-Term Fiscal Plan, Fiscal Balance ($ billions)]

The medium-term fiscal outlook presented in the 2007 Ontario Budget projected surpluses of $0.4 billion in 2007-08, $1.3 billion in 2008-09, and $1.6 billion in 2009-10 if the reserve is not required in each year. The government's
Pre-Election Report on Ontario's Finances, released in late April, noted that fiscal results may improve for 2007-08 as a result of information received after the Budget was finalized, but that the 2008-09 and 2009-10 fiscal years were on track with the Budget plan for those years.

In his review of the Pre-Election Report, the Auditor General noted that the government's approach to prudent fiscal planning "tend(s) to make the fiscal plan conservative in nature." However, the Auditor General's review also noted
that changes in the economic outlook, most notably the appreciating Canadian dollar, are a risk to the Province's fiscal plan and that the flexibility provided by prudent planning should more than offset any impact, underlining
"the wisdom of the practice of building a healthy dose of prudence into the budget-revenue projections."

Consistent with this view, and taking into account the additional developments since the 2007 Budget, the government remains prudent in its medium-term fiscal targets, reflecting the greater uncertainties that exist further in the future.
While the Province is now on track to post a balanced budget in 2007-08 even if the reserve is required, the updated medium-term fiscal plan takes into account the portion of higher revenue from 2006-07 that carries forward into 2007-08 and the remaining years covered by the plan, and reflects the fact that most of the increase is being invested in priority program areas. More information on the
Province's medium-term fiscal plan and outlook will be provided in future fiscal updates.

---------------------------------------------------------------------------------------------------
GO GREEN ONTARIO

In the 2007 Budget, the government committed more than $200 million over three years to expand opportunities for a greener Ontario. On June 18, 2007, as part of the government's Go Green Ontario climate change plan, the following greenhouse gas reduction targets were announced:

•   6 per cent below 1990 levels by 2014, or 61 megatonnes;
•   15 per cent below 1990 levels by 2020, or 99 megatonnes;
•   and 80 per cent below 1990 levels by 2050.

In 2007-08 the government has unveiled a new bundle of programs under the climate change plan to help individual homeowners, municipalities and the industrial, commercial and institutional sector decrease their greenhouse gas emissions and conserve energy. A portion of funding is also going towards researching the impacts of climate change and developing clean energy technologies.

Over the medium and long term, these initiatives - in combination with the government's estimated $11.5 billion contribution to the $17.5 billion
MoveOntario 2020 rapid transit plan and the $650 million Next Generation Jobs
Fund to encourage the development of cleaner cars, fuels and technologies -
will help contribute to meeting the greenhouse gas reduction targets and strengthening the economy.
---------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                         DETAILS OF IN-YEAR CHANGES
___________________________________________________________________________________________________

---------------------------------------------------------------------------------------------------
REVENUE AT $92.1 BILLION

The 2007-08 revenue outlook, at $92,086 million, is $583 million above the 2007
Budget forecast. This increase reflects the impacts of the 2007 federal budget as reported in the Pre-Election Report, new information on tax revenues, Ontario tax changes to promote energy efficiency, and other small revenue changes associated with expense changes. Revenue changes reported in the first quarter include:

•   The Personal Income Tax (PIT) forecast increased by a net $337 million.
    This is largely due to a $400 million increase related to new information on 2006 tax return processing as reflected in 2006-07 Public Accounts. An estimated $62 million decrease is due to measures introduced in the 2007 federal budget that Ontario is obligated to parallel under the current Tax
    Collection Agreement. An additional $1 million decrease reflects the
    Province's announcement that it is remitting $1 million in provincial personal income taxes paid by the Canadian Red Cross Society HIV Trust Fund since 2001.

•   A $36 million decrease in Retail Sales Tax related to the government's
    June 20, 2007, announcement of point-of-sale retail sales tax exemptions for ENERGY STAR(R) lights and appliances purchased, rented or leased after
    July 19, 2007, and before July 20, 2008.

•   The Corporations Tax (CT) forecast increased by a net $23 million.
    Strong payments related to 2006 taxes, as reflected in the 2006-07 Public
    Accounts, have boosted the outlook for 2007-08 by $150 million. Tax measures announced by the Province on April 20, 2007, to parallel measures announced in the 2007 federal budget, have reduced the CT revenue outlook by $127 million in 2007-08.

•   Canada Health Transfer (CHT) increased by $85 million due to changes introduced in the 2007 federal budget to move to a 10-province standard in the calculation of Equalization entitlements. This results in an increase in Equalization payments and Associated Equalization for receiving provinces, and an increase in CHT cash entitlements for non-receiving provinces such as Ontario.

•   Canada Social Transfer (CST) increased by $49 million resulting from information provided in the 2007 federal budget including a move to a per-capita basis for calculating CST entitlements and enhancements to support children.

•   An increase of $140 million in Other Government of Canada transfers, including $107 million related to the 2007 federal budget announcement of funds for the patient wait times guarantee and an immunization program to provide the human papillomavirus vaccine, and $33 million in funding mainly for costs incurred by the Province in responding to the Caledonia situation and for higher provincial spending for French-language education and food safety.

•   In response to recommendations by the Ontario Ombudsman, the Alcohol and Gaming Commission of Ontario will implement enhanced regulations for the lottery system. This will be funded from Ontario Lottery and Gaming net income, resulting in a $15 million decrease.
---------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                         DETAILS OF IN-YEAR CHANGES
___________________________________________________________________________________________________

---------------------------------------------------------------------------------------------------
TOTAL EXPENSE AT $91.3 BILLION

The 2007-08 total expense outlook, at $91,336 million, is $183 million higher than forecast in the 2007 Budget, mainly due to a proposed $230 million increase in the Operating Contingency Fund, combined with $56 million in interest on debt savings. Ministry program expense changes this quarter, and the corresponding offsets, include:

•   Ministry of Agriculture, Food and Rural Affairs: An additional $54 million in new funding, which includes $44 million to provide matching one-time funding for the federal Cost of Production Payment program announced in the
    2007 federal budget; $4 million for the removal of non-productive juice grape acreage that presents a risk to other grape crops in the Niagara region; and
    other funding including assistance to Ontario's honey bee industry, extending the Plum Pox Asset Loss Financial Assistance program, and funding under Go
    Green Ontario for the Ontario Biogas Systems Financial Assistance Program to
    help farmers and rural businesses carry out feasibility studies for the installation of biogas systems as well as cover a proportion of construction and implementation costs. All funding commitments are fully offset from the
    Operating Contingency Fund. A further $4 million was provided to Ontario food producers to assist them with adopting additional food safety processes, offset by revenue from the federal government's Food Safety Initiative.

•   Ministry of Children and Youth Services: An increase of $93 million in funding to sustain more than 7,000 additional child care spaces, provide a wage increase of approximately three per cent for child care practitioners, and support higher-quality child care through ongoing health and safety training for child care supervisors, fully offset from the Operating
    Contingency Fund. A funding increase of $4 million was also provided to create 300 new, culturally appropriate, physical child care spaces for
    Aboriginal children, fully offset from the Capital Contingency Fund.

•   Ministry of Education: An additional $3 million, fully offset by federal revenue, to support projects that enhance French-language education at the primary and secondary level in Ontario.

•   Ministry of Energy: An increase of $20 million, which includes funding to support five Go Green Ontario projects: home energy retrofit incentives;
    zero-interest loans for homeowners who install renewable energy systems;
    industrial, commercial and institutional sector incentives to use solar thermal equipment; a program with Ontario's green energy retailers to help
    Ontarians purchase 100 per cent green power; and funding for the Toronto
    Region Conservation Authority to secure the World Green Building Council headquarters in Toronto. All funding commitments fully offset from the
    Operating Contingency Fund.

•   Ministry of Finance — Operating Contingency Fund: A net increase of $2 million in the Operating Contingency Fund mainly due to the proposed increase of $230 million from a portion of the revenue improvements identified since the 2007 Budget, which the government will invest in priority program areas, partially offset by a decrease of $228 million that was allocated to fund ministries' operating expense changes as outlined.

•   Ministry of Government Services: An increase of $68 million for the transfer of responsibility and funding from the Ministry of Transportation for the ServiceOntario Private Issuer Network.
---------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                         DETAILS OF IN-YEAR CHANGES
___________________________________________________________________________________________________

---------------------------------------------------------------------------------------------------
IN-YEAR EXPENSE CHANGES, CONTINUED

•   Ministry of Natural Resources: An increase of $52 million which includes funding for additional personnel and equipment required to support forest fire-fighting, due to the above-average number of fires at the start of this season; and funding under Go Green Ontario for a multi-year study of the impact of climate change on seasonal on-ice movement patterns of Ontario's adult polar bears, all fully offset from the Operating Contingency Fund.

•   Ministry of Public Infrastructure Renewal: Funding of $5 million is available in 2007-08 from the three-year, $20 million Municipal Eco
    Challenge Fund to provide grants to municipal governments to support projects that reduce greenhouse gas emissions, fully offset from the
    Operating Contingency Fund.

•   Ministry of Public Infrastructure Renewal - Capital Contingency Fund:
    A decrease of $6 million in the Capital Contingency Fund was allocated to fund ministries' capital expense changes as outlined.

•   Ministry of Tourism: Special one-time funding of $2 million to assist with the reconstruction of fire-damaged buildings and contents at
    Sainte-Marie Among the Hurons, Huronia Historical Parks, fully offset from the Capital Contingency Fund.

•   Ministry of Training, Colleges and Universities: An additional $2 million, fully offset by federal revenue, was provided to support projects that enhance French-language education at the postsecondary level in Ontario.

•   Ministry of Transportation: An additional $4 million for more frequent grass cutting and litter pickup along Ontario's busiest 400-series highways and the Queen Elizabeth Way (QEW), fully offset from the Operating
    Contingency Fund. Also, a decrease of $68 million for the transfer of responsibility and funding to the Ministry of Government Services for the
    ServiceOntario Private Issuer Network.

Interest on debt expense for the year is forecast to be $56 million lower, mainly due to a slower pace of borrowing than was forecast at the time of the
2007 Budget.

RESERVE AT $0.8 BILLION

The current fiscal outlook maintains a $750 million reserve to protect against unexpected and adverse changes in the Province's revenue and expense outlook, including those resulting from changes in Ontario's economic performance.
---------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                                                          FISCAL PERFORMANCE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
STATEMENT OF FINANCIAL TRANSACTIONS                                                                                Current*
                                                                                                        Actual      Outlook
($ Millions)                                                2003-04       2004-05       2005-06        2006-07      2007-08
____________________________________________________________________________________________________________________________

Revenue                                                      68,400        77,841        84,225        90,397        92,086

Expense
    Programs                                                 64,279        70,028        74,908        79,297        82,269
    Interest on Debt                                          9,604         9,368         9,019         8,831         9,067
                                                      ______________________________________________________________________
Total Expense                                                73,883        79,396        83,927        88,128        91,336
                                                      ______________________________________________________________________
Surplus / (Deficit) Before Reserve                           (5,483)       (1,555)          298         2,269           750
Reserve                                                           -             -             -             -           750
                                                      ______________________________________________________________________
Surplus / (Deficit)                                          (5,483)       (1,555)          298         2,269             0
____________________________________________________________________________________________________________________________
Net Debt+, ++                                               138,816       140,921       141,928       141,100       142,845
Accumulated Deficit+                                        124,188       125,743       109,155       106,776       106,776
____________________________________________________________________________________________________________________________
Note: Starting in 2005-06, the Province's financial reporting has been expanded to include hospitals, school boards and colleges using one-line consolidation.
*   First-quarter fiscal forecast as at June 30, 2007.
+   Net Debt is calculated as the difference between liabilities and financial assets. The annual change in Net Debt is equal to the Surplus/Deficit of the Province plus the change in tangible capital assets and the change in net assets of hospitals, school boards and colleges. Accumulated Deficit is calculated as the difference between liabilities and total assets including tangible capital assets and net assets of hospitals, school boards and colleges. The annual change in the Accumulated Deficit is equal to the Surplus/Deficit. For fiscal 2005-06, the change in the Accumulated
    Deficit includes the opening combined net assets of hospitals, school boards and colleges that were recognized upon consolidation of these Broader Public Sector (BPS) entities. For fiscal 2006-07, the change in the Accumulated
    Deficit includes an adjustment to the unfunded liability of the Ontario Electricity Financial Corporation made at the beginning of the year.
++  Net Debt is restated in 2003-04, 2004-05 and 2005-06 to reflect the value of hydro corridor lands transferred to the
    Province from Hydro One Inc.
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
SELECTED ECONOMIC AND FISCAL STATISTICS
____________________________________________________________________________________________________________________________
                                                                                                                    Current*
                                                                                                        Actual      Outlook
                                                                   2003-04     2004-05      2005-06     2006-07     2007-08
____________________________________________________________________________________________________________________________
Gross Domestic Product (GDP) at Market Prices ($ Millions)         493,416     518,053      539,403     558,879     576,204
Ontario Population (000s) - July 1                                  12,263      12,417       12,559      12,687      12,805

Ontario Revenue as a per cent of GDP                                  13.9        15.0         15.6        16.2        16.0
Ontario Revenue Growth (%)                                           (0.7)        13.8          8.2         7.3         1.9

Ontario Total Expense as a per cent of GDP                            15.0        15.3         15.6        15.8        15.9
Ontario Total Expense Growth (%)                                       7.4         7.5          5.7         5.0         3.6

Ontario Total Program Expense as a per cent of GDP                    13.0        13.5         13.9        14.2        14.3
Ontario Total Program Expense Growth (%)                               8.8         8.9          7.0         5.9         3.7

Ontario Interest on Debt as a per cent of Revenue                     14.0        12.0         10.7         9.8         9.8
Ontario Interest on Debt as a per cent of Total Expense               13.0        11.8         10.7        10.0         9.9
Ontario Interest on Debt as a per cent of GDP                          1.9         1.8          1.7         1.6         1.6

Ontario Surplus / (Deficit) as a per cent of GDP                      (1.1)       (0.3)         0.1         0.4         0.0

Net Debt per capita ($)                                             11,320      11,349       11,301      11,122      11,155
Net Debt as a per cent of GDP                                         28.1        27.2         26.3        25.2        24.8

Accumulated Deficit per capita ($)                                  10,127      10,127        8,691       8,416       8,339
Accumulated Deficit as a per cent of GDP                              25.2        24.3         20.2        19.1        18.5
____________________________________________________________________________________________________________________________
*   First-quarter fiscal forecast as at June 30, 2007.
Sources:  Ontario Ministry of Finance and Statistics Canada.
____________________________________________________________________________________________________________________________

ONTARIO FINANCES                                                                ECONOMIC PERFORMANCE
____________________________________________________________________________________________________

ONTARIO ECONOMIC OUTLOOK

[Bar chart: Ontario Outlook for 2007, 2007 Budget and Average Private-Sector Forecast]

Moderate economic growth is projected in 2007, with real GDP rising by 1.6 per cent, following an increase of 1.8 per cent in 2006. The continued modest rate of economic growth reflects the appreciation of the Canadian dollar, continuing high oil prices, higher interest rates and an easing in the pace of growth in the U.S. economy.

The average private-sector forecast for Ontario economic growth is currently 1.8 per cent for 2007, up from 1.7 per cent at the time of the 2007 Budget.

---------------------------------------------------------------------------------------------------

ONTARIO REAL GROSS DOMESTIC PRODUCT (GDP) UP IN JANUARY-MARCH QUARTER

•   Ontario's real GDP grew by 0.7 per cent (2.7 per cent annualized) in the first calendar quarter of 2007, matching its rate of growth in the fourth quarter of 2006.
•   The increase in real GDP was due mainly to net trade, as exports grew faster than imports.

JOB CREATION STEADY IN 2007

•   Over the first seven months of 2007, Ontario employment is up by 83,500 net new jobs (1.3 per cent), compared to the same period in 2006.
•   Ontario employment advanced by 11,400 jobs in July, following an increase of 5,700 in June. The unemployment rate was 6.6 per cent in July.

RETAIL SALES UP IN 2007

•   Over the first five months of 2007, Ontario retail sales are 4.3 per cent higher than during the same period in 2006.

INFLATION MODERATES IN JUNE

•   The Ontario annual CPI inflation rate was 1.6 per cent in June (year to year), down from 1.9 per cent in May. The Ontario annual CPI inflation rate was 1.8 per cent in 2006.

ACTIVITY IN HOUSING MARKET

•   Ontario home resales surged 14.1 per cent in June (year to year) to
    23,326 units, the second highest monthly level on record following an all-time high in May. On a year-to-date basis, home resales are up 9.0 per cent so far in 2007.

•   Over the first seven months of 2007, Ontario housing starts are 16.2 per cent lower than during the same period in 2006.

MANUFACTURING SHIPMENTS AND INTERNATIONAL EXPORTS IN 2007

•   Over the first five months of 2007, Ontario manufacturing shipments are
    0.7 per cent below their value for the same period last year.
•   So far this year, Ontario international exports are 6.0 per cent ahead of the same period last year while imports are up 7.5 per cent.
---------------------------------------------------------------------------------------------------

ONTARIO FINANCES                                                                             ECONOMIC TRENDS AND PERFORMANCE
____________________________________________________________________________________________________________________________

----------------------------------------------------------------------------------------------------------------------------
                                                 KEY ECONOMIC INDICATORS
                            (Per Cent Change from previous period, unless indicated otherwise)
____________________________________________________________________________________________________________________________
                                                         Annual    Annual                     Quarterly
                                                        ____________________________________________________________________
                                                          2005      2006     06:1      06:2      06:3     06:4     07:1
                                                        ____________________________________________________________________
Output (Seasonally Adjusted at Annual Rates)
    Real GDP                                 Ontario       2.9       1.8      2.7       1.4       0.2      2.6      2.7
    Nominal GDP                              Ontario       4.1       3.6      3.7       4.6       1.6      4.6      7.3

____________________________________________________________________________________________________________________________
                                                         Annual    Annual                    Monthly 2007
                                                        ____________________________________________________________________
                                                          2005      2006      Mar      Apr       May       Jun      Jul
                                                        ____________________________________________________________________
Other Indicators (Seasonally Adjusted)
Labour Markets
    Labour Force (Change in 000s)                           74       78        28       (8)      (11)       21       17
    Employment (Change in 000s)                             81       95        12      (17)       12         6       11
    Unemployment Rate (%)                                  6.6      6.3       6.5      6.6       6.3       6.5      6.6
Household Sector
    Retail Sales                                           4.8      4.1       2.1     (0.2)      1.8       N/A      N/A
    Housing Starts (000s)*                                78.8     73.4      55.8     63.1      75.8      62.0     64.7
    MLS Home Resales**                                    (0.2)    (1.1)     (1.2)    11.8      15.1      14.1      N/A
Manufacturing Shipments                                   (1.6)    (4.0)      4.4     (2.0)     (0.2)      N/A      N/A
    Transportation Equipment                              (0.9)    (9.3)      8.4     (8.3)     (2.6)      N/A      N/A
Consumer Price Index**                                     2.2      1.8       1.8      1.8       1.9       1.6      N/A
____________________________________________________________________________________________________________________________
Sources: Statistics Canada, Ontario Ministry of Finance, Canada Mortgage and Housing Corporation, Canadian Real Estate
         Association.
----------------------------------------------------------------------------------------------------------------------------
*  Monthly housing starts are expressed at a seasonally adjusted annual rate.
** Per cent change from a year earlier.
N/A = Data not available.

                                                           ONTARIO FINANCES
                                                           FINANCIAL TABLES

REVENUE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                      2007-08
                                                                                   _________________________________________
                                                                          Actual         Budget       Current*      In-Year
                                                                         2006-07           Plan       Outlook        Change
____________________________________________________________________________________________________________________________
Taxation Revenue
Personal Income Tax                                                       23,655         23,285        23,622           337
Retail Sales Tax                                                          16,228         16,682        16,646           (36)
Corporations Tax                                                          10,845         10,605        10,628            23
Employer Health Tax                                                        4,371          4,550         4,550             -
Ontario Health Premium                                                     2,589          2,638         2,638             -
Gasoline Tax                                                               2,310          2,401         2,401             -
Fuel Tax                                                                     723            741           741             -
Tobacco Tax                                                                1,236          1,217         1,217             -
Land Transfer Tax                                                          1,197          1,187         1,187             -
Electricity Payments-In-Lieu of Taxes                                        757            706           706             -
Other Taxes                                                                  399            307           307             -
                                                                   _________________________________________________________
                                                                          64,310         64,319        64,643           324
____________________________________________________________________________________________________________________________
Government of Canada
Canada Health Transfer (CHT)                                               7,702          8,104         8,189            85
Canada Social Transfer (CST)**                                             3,478          3,740         3,789            49
Social Housing                                                               532            528           528             -
Infrastructure Programs                                                      191            161           161             -
Wait Times Reduction Fund                                                    467            468           468             -
Other Government of Canada                                                 1,666          3,105         3,245           140
                                                                   _________________________________________________________
                                                                          14,036         16,106        16,380           274
____________________________________________________________________________________________________________________________
Income from Investment in Government Business Enterprises
Ontario Lottery and Gaming                                                 1,945          1,801         1,786           (15)
Liquor Control Board of Ontario                                            1,307          1,343         1,343             -
Ontario Power Generation Inc. and Hydro One Inc.                             947            840           840             -
Other Government Enterprises                                                 (3)              2             2             -
                                                                   _________________________________________________________
                                                                           4,196          3,986         3,971           (15)
____________________________________________________________________________________________________________________________
Other Non-Tax Revenue
Reimbursements                                                             1,415          1,491         1,491             -
Electricity Debt Retirement Charge                                           991          1,013         1,013             -
Vehicle and Driver Registration Fees                                         970          1,032         1,032             -
Power Sales                                                                  863            831           831             -
Other Fees and Licences                                                      624            583           583             -
Liquor Licence Revenue                                                       467            455           455             -
Net Reduction of Power Purchase Contract Liability                           412            398           398             -
Sales and Rentals                                                          1,108            429           429             -
Royalties                                                                    215            217           217             -
Miscellaneous Other Non-Tax Revenue                                          790            643           643             -
                                                                   _________________________________________________________
                                                                           7,855          7,092         7,092             -
____________________________________________________________________________________________________________________________
TOTAL REVENUE                                                             90,397         91,503        92,086           583
____________________________________________________________________________________________________________________________
*  First-quarter fiscal forecast as at June 30, 2007.
** Includes 2005 federal budget additional Early Learning and Child Care revenues of $253 million in 2006-07.
____________________________________________________________________________________________________________________________

TOTAL EXPENSE
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                      2007-08
                                                                                    ________________________________________
                                                                           Actual       Budget        Current*       In-Year
Ministry Expense                                                          2006-07        Plan         Outlook         Change
____________________________________________________________________________________________________________________________
Aboriginal Affairs                                                             25           28             28             -
Agriculture, Food and Rural Affairs                                           800          876            880             4
Attorney General                                                            1,348        1,387          1,387             -
Board of Internal Economy                                                     163          245            245             -
Children and Youth Services                                                 3,260        3,574          3,671            97
Citizenship and Immigration                                                   116           86             86             -
Community and Social Services                                               7,182        7,341          7,341             -
Community Safety and Correctional Services                                  1,876        1,927          1,927             -
Culture                                                                       410          350            350             -
Democratic Renewal Secretariat                                                  6            8              8             -
Economic Development and Trade                                                199          327            327             -
Education                                                                     423          437            440             3
   School Boards' Net Expense                                              11,290       11,989         11,989             -
Energy                                                                        229          290            310            20
Environment                                                                   314          325            325             -
Executive Offices                                                              19           18             18             -
Finance                                                                       569          464            464             -
   Ontario Municipal Partnership Fund                                         758          917            917             -
Francophone Affairs, Office of                                                  4            4              4             -
Government Services                                                           856          818            886            68
Health and Long-Term Care                                                  19,162       20,043         20,043             -
   Hospitals' Net Expense                                                  16,145       17,509         17,509             -
Health Promotion                                                              391          373            373             -
Intergovernmental Affairs                                                      11            9              9             -
Labour                                                                        147          161            161             -
Municipal Affairs and Housing                                                 843          760            760             -
Natural Resources                                                             734          726            778            52
Northern Development and Mines                                                318          356            356             -
Public Infrastructure Renewal                                                 426          138            143             5
Research and Innovation                                                       316          325            325             -
Revenue                                                                       563          578            578             -
Small Business and Entrepreneurship                                            25           26             26             -
Tourism                                                                       204          195            197             2
Training, Colleges and Universities                                         4,110        4,402          4,404             2
   Colleges' Net Expense                                                    1,273        1,453          1,453             -
Transportation                                                              2,733        1,977          1,913           (64)
Other Expense
Capital Contingency Fund                                                        -          175            169            (6)
Interest on Debt                                                            8,831        9,123          9,067           (56)
MoveOntario                                                                     6            -              -             -
One-Time and Extraordinary Assistance to Agriculture Sector                   278           20             74            54
Operating Contingency Fund                                                      -          580            582             2
Pension and Other Employee Future Benefits                                    557          533            533             -
Power Purchases                                                               863          831            831             -
Teachers' Pension Plan                                                        345          349            349             -
Year-End Savings                                                                -        (900)          (900)             -
____________________________________________________________________________________________________________________________
TOTAL EXPENSE                                                              88,128       91,153         91,336           183
____________________________________________________________________________________________________________________________
* First-quarter fiscal forecast as at June 30, 2007.
____________________________________________________________________________________________________________________________

2007-08 INFRASTRUCTURE EXPENDITURES
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
($ Millions)                                                                                    2007-08*
                                                                    ________________________________________________________
                                                     Total                                      Transfer
                                                 Infrastructure          Investment             and Other          Total
                                                  Expenditures           in Capital         Expenditures in   Infrastructure
                                                 2006-07 Actual            Assets           Infrastructure**    Expenditures
____________________________________________________________________________________________________________________________
Transportation
   Transit                                               1,624                598                   394                 992
   Highways                                              1,426              1,549                   154               1,703
   Other Transportation                                     76                  5                    25                  30
Health
   Hospitals                                               375                623                     5                 628
   Other Health                                            183                 50                   176                 226
Education
   School Boards                                         1,000                  -                 1,016               1,016
   Colleges                                                 73                184                     -                 184
   Universities                                             52                  -                    71                  71
Water/Environment                                          360                 32                   231                 263
Municipal and Local Infrastructure+                        473                  2                   249                 251
Justice                                                    102                 89                    42                 131
Other                                                      682                202                   253                 455
____________________________________________________________________________________________________________________________
TOTAL++                                                  6,426              3,334                 2,616               5,950
____________________________________________________________________________________________________________________________
*  First-quarter fiscal forecast as at June 30, 2007.
** Mainly consists of transfers for capital purposes to municipalities and universities, expenditures for servicing capital-related debt of schools, and expenditures for the repair and rehabilitation of schools. These expenditures are included in the Province's Total Expenses in the Total Expense Table.
+  Municipal and local water and wastewater infrastructure investments are included in the Water/Environment sector.
++ Total expenditures include $86 million in flow-throughs in Investment in Capital Assets (for provincial highways) and
   $160 million in flow-throughs in Transfers and Other Expenditures in Infrastructure ($28 million in Transportation,
   $45 million in Water/Environment and $87 million in Municipal and Local Infrastructure).
____________________________________________________________________________________________________________________________

ONTARIO'S 2007-08 FINANCING PROGRAM
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
CONSOLIDATED PROVINCE AND ONTARIO ELECTRICITY FINANCIAL CORPORATION
($ Millions)
____________________________________________________________________________________________________________________________
                                                                                                     2007-08
                                                                                   _________________________________________
                                                                         Actual        Budget        Current*        In-Year
                                                                        2006-07         Plan         Outlook         Change
____________________________________________________________________________________________________________________________
Deficit / (Surplus)                                                      (2,269)          400              0           (400)
Non-Cash Adjustments                                                      1,720          (468)          (945)          (477)
Investment in Capital Assets                                              2,120         3,334          3,334              -
Net Loans/Investments                                                     1,736         1,173          2,004            831
Debt Maturities                                                          13,966        14,413         14,300           (113)
Debt Redemptions                                                          1,041           887          1,000            113
                                                               ______________________________________________________________
Total Funding Requirement                                                18,314        19,739         19,693            (46)
Canada Pension Plan Borrowing                                              (185)         (431)          (431)             -
Decrease / (Increase) in Short-Term Borrowing                             1,370          (550)          (539)            11
Increase / (Decrease) in Cash and Cash Equivalents                         (804)             -        (1,050)        (1,050)
____________________________________________________________________________________________________________________________
TOTAL LONG-TERM PUBLIC BORROWING REQUIREMENT                             18,695        18,758         17,673         (1,085)
____________________________________________________________________________________________________________________________
* First-quarter fiscal forecast as at June 30, 2007.
____________________________________________________________________________________________________________________________

____________________________________________________________________________________________________________________________
BORROWING PROGRAM STATUS (AS AT JUNE 30, 2007)
($ Billions)
____________________________________________________________________________________________________________________________
                                                                         Completed            Remaining               Total
                                                          __________________________________________________________________
Province                                                                     5.0                 10.0                  15.0
Ontario Electricity Financial Corporation                                    0.3                  2.4                   2.7
____________________________________________________________________________________________________________________________
TOTAL                                                                        5.3                 12.4                  17.7
____________________________________________________________________________________________________________________________
Numbers may not add due to rounding.
____________________________________________________________________________________________________________________________

•   Long-Term Public Borrowing completed as at June 30, 2007, totalled
    $5.3 billion as follows:

                        _____________________________________________________
                                                                 ($ Billions)
                        _____________________________________________________
                        Ontario Savings Bonds                            1.3
                        Domestic Issues                                  2.9
                        Global/US Dollar Issues                          1.1
                                                           __________________
                                                                         5.3
                        _____________________________________________________

•   The $477 million decline in Non-Cash Adjustments is mainly due to additional cash transfers to the Province from the federal trusts.

•   The $831 million increase in Net Loans/Investments is mainly due to loans to Ontario Power Generation Inc. for general corporate purposes and for refinancing maturities.

•   The $113 million decline in Debt Maturities is mainly due to the
    Province not exercising call options on some of its debt issues.

ONTARIO'S 2007-08 FINANCING PROGRAM
__________________________________________________________________________________________________

•   The $113 million increase in Debt Redemptions is a result of higher-than-forecast redemptions of Ontario Saving Bonds in June.

•   The $11 million change in short-term borrowing is a result of lower-than-expected drawdown of the Ontario Power Authority line of credit.

•   The higher-than-forecast surplus in 2006-07 has reduced the 2007-08 cash needs for the Province by $1,050 million.